October 24, 2011

Mr. Vincent J. DiStefano Office of Disclosure and Review Division of Investment Management United States Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

RE:

Azzad Funds
File Nos. 333-20177 and 811-08021

Dear Mr. DiStefano:

On September 2, 2011, Azzad Funds (the “Trust” or the “Funds”) filed a Post-Effective Amendment to its Registration Statement on Form N-1A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”) to revise certain disclosures related to the renaming and change of strategy for the Azzad Ethical Fund (formerly the Azzad Ethical Mid Cap Fund).  On October 17, 2011, Marc Collins received comments from you by telephone on the filing.  Your comments and our response to these comments are set forth below.  A copy of the Prospectus and Statement of Additional Information (the “SAI”), marked to show changes made in response to your comments, is attached.

PROSPECTUS

Azzad Ethical Fund

Comment 1:

Regarding the cover page of the prospectus, you indicated that the information contained on the cover should comply with Item 1 of Form N-1A and Rule 481(b)(1).  Specifically, you indicated the Registrant should include the Funds' ticker symbols and the disclosures required by Rule 481(b)(1).  Additionally, you observed that the Azzad Ethical Fund's investment objective appears to be on the cover of the prospectus, but not in the Item 2 Summary section of the prospectus.

Response 1:

The changes you requested were reflected in the Word version of the Funds' prospectus.  However, it appears that the information was not included in the version filed on the Securities and Exchange Commission's EDGAR system. Whether an omission or the result of converting the documents to EDGAR, the Registrant will make sure the required information is included on the cover of the prospectus.  Similarly, the investment objective of the Azzad Ethical Fund is now included in the Item 2 Summary section of the prospectus, not on the cover of the prospectus.

Comment 2:

With regard to the Fee Table for the Azzad Ethical Fund, you requested that the Registrant follow the ordering and description of the line items in accordance with the instructions in Form N-1A.  Specifically, you noted that the line labeled "Total annual operating expenses" should be revised to "Total Annual Fund Operating Expenses."  You requested that similar changes be reflected in the fee table for the Azzad Wise Capital Fund.

Response 2:

The requested changes have been made to both Fee Tables.

Comment 3:

You requested that the footnotes to the Fee Table be revised to delete the last sentence of the footnote and include information regarding who can terminate the expense limitation agreement and under what circumstances the agreement can be terminated.

Response 3:

The expense limitation agreement can only be terminated by agreement of the Trust’s Board of Trustees and the Fund’s investment adviser.  The requested changes have been made to the footnotes to each Fund’s Fee Table.

Comment 4:

Under the heading "Portfolio Turnover," you requested that the second paragraph in that section be deleted and moved instead to the "Principal Investment Strategy" section and as necessary the "Principal Risks of Investing in the Fund" section.

Response 4:

The requested change has been made.

Comment 5:

In the "Principal investment strategy" section, in the first sentence of the first paragraph, you requested clarification regarding the average capitalization of securities in which the Fund may invest.  If the Fund has ceased to use the term "Mid Cap" in its name, you inquired whether it is necessary to be constrained by the previously disclosed capitalization limits.  If the Fund is constrained by these limits, you requested the Registrant provide more details regarding whether the ranges are variable over time and if they are tied to a broad based market index.  If tied to a market index, you requested the second sentence of the first paragraph of the section be revised as well.

Response 5:  The disclosure regarding targeted market capitalizations has been removed from the prospectus and the first two sentences of the paragraph has been revised as follows:  “The Fund may invest in common stocks of all sizes that comply with the Adviser’s ethical investment restrictions. In addition, the Fund may purchase domestic and foreign stocks directly or through American Depository Receipts (“ADRs”).”

Comment 6:

In the "Principal investment strategy" section, in the last sentence of the first paragraph, and then in the third paragraph of the section, reference is made to investing in exchange traded funds and the short-term money market deposits.  You inquired whether these investments are principal strategies.  If each is principal, you requested the Registrant provide more detail regarding the buy and sell strategy for each type of investment.  If the strategies are not principal, you requested these references be moved to the section of the prospectus disclosing non-principal investment strategies pursuant to Item 9 of Form N-1A.

Response 6:

After discussions with the Fund’s investment adviser, it was determined that investing in exchange traded funds, REITs and short term money market deposits are not a principal investment strategy for the Fund. These references have been moved to the section of the prospectus disclosing non-principal investment strategies pursuant to Item 9 of Form N-1A.

Comment 7:

In the section entitled "Ethical Investment Restrictions," in the first sentence, you provided several comments.  First, with regarding to the phrase "whose primary source of revenue," you requested the Registrant quantify, or explain how the Funds' investment adviser assesses the level of revenue derived from the certain listed activities.  Secondly, you requested the Registrant include a complete list of the "family unfriendly entertainment" activities in lieu of using the phrase "such as" and providing gambling as the only example.  Additionally, you requested the Registrant consider defining "weapons of mass destruction."  Lastly, you requested the Registrant represent that the list of ethical restrictions in the prospectus is exhaustive.  You advised that this comment applies to the Azzad Wise Capital Fund summary prospectus as well as to the identical Item 9 disclosures later in the prospectus.

Response 7:

The sentences referenced above (for both the Azzad Ethical Fund and the Azzad Wise Capital Fund)  have been revised as follows:

“The Fund does not invest in corporations that derive substantial revenue (defined as more than 5% of total revenue) from alcohol, tobacco, pornography, meat, gambling or weapons industries as determined by the Adviser. The Fund will also consider a company’s performance with respect to environmental responsibility, labor standards, and human rights.”

Comment 8:

In the section entitled "Ethical Investment Restrictions," in the last sentence of the first paragraph, you requested that the Registrant provide more detail regarding the fixed rate of return instruments.  You advised this comment applies to the Azzad Wise Capital Fund as well.

Response 8:

The fixed rate of return instruments are any certificates of deposit or bank notes that meet the Fund’s ethical investment restrictions.  This information has been added to the “Ethical Investment Restrictions” section for both Funds.

Comment 9:

In the section entitled "Ethical Investment Restrictions," in the last paragraph, you requested the Registrant clarify that the Fund may invest in fewer companies than diversified funds.  You advised that this comment applied to the Azzad Wise Capital Fund as well.

Response 9:

The requested changes have been made.

Comment 10:

In the section entitled "Principal risks of investing in the Fund," following the fifth bullet point regarding foreign investing, you requested the Registrant revise the disclosure to better present the risks associated with foreign investing.  You advised that this comment applies to the Azzad Wise Capital Fund as well.

Response 10:  The requested changes have been made.

Comment 11:

In the section entitled "Principal risks of investing in the Fund," following the ninth bullet point regarding investing in exchange traded funds, you requested the Registrant verify investing in exchange traded funds is a principal strategy.  If it is principal, you requested the Registrant provide more detail in the investment strategy section of the prospectus.  If it is not principal, you requested the Registrant move the disclosure to the non-principal risk section pursuant to Item 9 of Form N-1A.

Response 11:

Investing in exchange traded funds is not a principal strategy of the Fund. Accordingly, the disclosures related to exchange traded funds has been moved to the non-principal risk section pursuant to Item 9 of Form N-1A.

Comment 12:

In the section entitled "Performance," following the Annual Total Returns bar charts, you noted that the fiscal year-to-date performance number was omitted in the filing.  You further requested that the asterisk at the beginning of the line be deleted.

Response 12:

The omitted information has been included and the asterisk has been deleted.

Comment 13:

In the section entitled "Performance," in the Average Annual Total Returns chart, you requested the Registrant provide the Fund's 10 year performance, in lieu of or in addition to the performance for the life of the Fund.

Response 13:

The requested change has been made.

Comment 14:

In the section entitled "Buying and Selling Shares," you noted that information related to how to redeem shares is missing.  You indicated that this comment applies to the Azzad Wise Capital Fund as well.

Response 14:

Information regarding how to redeem shares has been added to the sections.

Azzad Wise Capital Fund

Comment 15:

In the Fee Table, consistent with comments provided for the Azzad Ethical Fund, you noted the Registrant should revised the Fee Table in accordance with the requirements for Form N-1A, including moving the line item for "Acquired Fund Fees and Expenses" below "Other Expenses."

Response 15:

The requested changes have been made.

Comment 16:

In the footnotes to the Fee Table, you requested that the second footnote to the Fee Table be deleted, with the exception of the last sentence, which should be added to the end of the first footnote.

Response 16:

The requested changes have been made.

Comment 17:

In the paragraph preceding the Expense Example, you requested the Registrant conform the paragraph to Form N-1A.  You added that this comment applies to the Azzad Ethical Fund as well.

Response 17:

Because neither Fund has a deferred sales charge, the expense example properly illustrates the costs of investing in the Funds, regardless if shares are redeemed or retained at the end of the applicable periods.  Accordingly, no change has been made.

Comment 18:

In the section entitled "Principal investment strategy," in the first paragraph, you requested that the Registrant provide additional information regarding  the notes and certificates referenced in that section, specifically information regarding the term of the notes or certificate and the credit quality of such notes and certificates.  In addition, you requested the Registrant provide additional information regarding sukuks.

Response 18:

According to the Fund’s investment adviser, approximately 90% of the Fund’s notes and certificates are expected to be above investment grade with each individual security having a maturity from 1-15 years. Approximately 10% of the Fund’s notes and certificates are expected to be below investment grade (but not lower than a B rating by Moody or an equivalent credit agency. When a credit rating is not available, the Adviser will conduct its own internal analysis).  Disclosures has been added to the “Principal investment strategy” section.  Additional information describing sukuks has been added as well.

Comment 19:

In the section entitled "Principal investment strategy," in the fifth sentence of the first paragraph, you requested the Registrant revise the sentence in plain English, perhaps breaking it into several sentences to be clearer.

Response 19:  The disclosure in the fifth sentence of the “Principal investment strategy” section has been reviewed by the staff in prior filings and changes made in response to earlier staff comments.  After consultation with the Funds’ investment adviser and consideration of possible changes, the Registrant has opted to leave the disclosure in its current form as the Registrant believes this is the most understandable way of describing the investment strategy.

Comment 20:

In the section entitled "Principal investment strategy," starting in the sixth sentence of the first paragraph, you requested the Registrant verify that the notes and warrants used for commodities trading are actually principal to the Fund's investment strategy.  If so, you requested additional revisions or disclosure in plain English about the counterparties issuing such notes and warrants.

Response 20:

  The Funds’ investment adviser indicates that investment in the notes and warrants described in the paragraph are principal.  Additionally, the counterparties are typically foreign banks and disclosure to that effect has been added to the paragraph.

Comment 21:

In the section entitled "Principal investment strategy," in the second and third paragraphs, you noted the use of the word "may" regarding certain investment strategies.  You requested the Registrant verify that the strategies discussed therein are principal, and if not, move the information to the Item 9 disclosures later in the prospectus.  The same comment regarding the use of the word "may" applies to the identical paragraphs in the Item 9 disclosures.

Response 21: The identified strategies are indeed principal although the Funds may or may not be currently invested in such strategies.  As they are principal strategies, no changes have been made to the paragraphs.

Comment 22:

In the section entitled "Principal risks of investing in the Fund," in the eleventh bullet point regarding illiquid investments, you inquired whether disclosure of the high degree of illiquid securities should be added to the investment strategy of the prospectus.  In addition, you requested additional disclosure in the strategy section or in the principal risk section regarding which securities would be illiquid, and you requested the Registrant define "illiquid".

Response 22:  The requested changes have been made.

Comment 23:

In the section entitled "Principal risks of investing in the Fund," in the twelfth bullet point regarding portfolio turnover, because the Fund has such as high portfolio turnover rate (in excess of 700%), you requested the Registrant add disclosure regarding this turnover, or explain the higher than normal rate if the rate is aberrational for the current year.

Response 23:  The requested changes have been made.

Comment 24:

In the section entitled "Performance," you requested the Registrant make revisions to the paragraph to conform with Item 4(b)(ii)(1) of Form N-1A.

Response 24:

The requested changes have been made.

Comment 25:

In the section entitled "Portfolio Manager," you requested the Registrant include the date of the Fund's inception.

Response 25:  The requested change has been made.

Comment 26:

In the section entitled "Additional Information About the Funds' Principal Investment Strategies and Related Risks," you requested that the Registrant verify that the disclosure in this section is limited to principal strategies and risks, or in the alternative, identify those strategies and risks that are principal and non-principal.

Response 26:  The Registrant has confirmed that the disclosure is limited to the principal strategies and risks.

Comment 27:

In the section entitled "Additional Information About the Funds' Principal Investment Strategies and Related Risks," under the subheading "Principal investment strategy of the Azzad Ethical Fund," in the second to last sentence of the first paragraph, you requested the registrant include a definition of "emerging growth companies" as used in that sentence.

Response 27:

The reference to “emerging growth companies” has been deleted.

Comment 28:

In the section entitled "Additional Information About the Funds' Principal Investment Strategies and Related Risks," under the subheading "Principal investment strategy of the Azzad Wise Capital Fund," in the fourth sentence of the first paragraph, you requested this disclosure be added to the summary prospectus as it seems important for shareholders to know.  Additionally, you requested the Registrant add disclosure regarding the number of counterparties that may be used, and if the number is limited, the risks associated with use of a small number of counterparties for these transactions.

Response 28:  The sentence you requested be copied to the principal investment strategy section has been copied.  Additionally, disclosure has been added to the paragraph indicating that the Fund typically will use between 15 and 25 counterparties.  However, we have added a risk disclosure regarding the use of a limited number of counterparties.

Comment 29:

In the section entitled "Additional Information About the Funds' Principal Investment Strategies and Related Risks," under the subheading "Principal investment strategy of the Azzad Wise Capital Fund," in the seventh paragraph of the section, you inquired whether the disclosures in this paragraph should be included in the Item 2 summary prospectus  disclosures as it seems important for shareholder to know.

Response 29:  The requested disclosure has been added.

Comment 30:

In the section entitled "Principal risks of investing in the Funds," under the fourth bullet point regarding foreign investments, you requested the Registrant delete the fourth sentence starting with "Although the Funds intend . . ."

Response 30:

The paragraph regarding foreign investments has been modified and the sentence has been deleted.

Comment 31:

In the section entitled "Principal risks of investing in the Funds," under the fifth bullet point regarding foreign currency risks, you requested the Registrant add disclosure regarding currency controls that may be imposed by foreign governments.

Response 31:

The requested change has been made.

Comment 32:

In the section entitled "Principal risks of investing in the Funds," under the tenth bullet point regarding emerging market investments, you requested the Registrant revise and clarify the third sentence that starts with "In addition, foreign investors may be required . . ."

Response 32:  The requested changes have been made.

Comment 33:

In the section entitled "Principal risks of investing in the Funds," under the eleventh bullet point regarding risks specific to the Azzad Wise Capital Fund, you requested the Registrant add risk disclosures related to the concentration of investments in the financial services industry.

Response 33:

The Registrant believes the cited bullet point adequately describes the risk related to the concentration of investments in the financial services industry.

Comment 34:

  In the section entitled "Principal risks of investing in the Funds," under the twelfth bullet point regarding risks specific to the Azzad Wise Capital Fund, you requested the Registrant provide additional information regarding the investment strategy related to foreign sovereign debt investing, specifically the investment criteria used by the Fund's investment adviser to purchase or sell foreign sovereign debt instruments.

Response 34:

The investment adviser uses the following investment criteria when analyzing foreign sovereign debt instruments: a country’s credit rating, foreign currency reserves, and the economic and political conditions of that country.  Disclosure stating this criteria has been added to the strategy section.

Comment 35:

Under the heading "Temporary Defensive Position," in the third sentence, you suggested that the sentence is not actually describing a temporary defensive position, rather a Fund strategy. You suggested this disclosure be moved to the strategy section of the Fund's prospectus and that the Registrant include additional information regarding this strategy, including how long the Fund would hold cash each quarter and whether such transactions would increase the portfolio turnover of brokerage expenses of the Fund.

Additionally, you noted that the Staff of the SEC’s Accounting branch questioned whether the Fund's financial statements misrepresent the holdings of the Fund because of this strategy to hold cash instruments for a period of time at the end of each fiscal quarter.

Response 35:  The sentence from the Temporary Defensive Position paragraph has been moved as requested.   The investment adviser reports that this strategy is no longer applicable to the Fund as there are enough counterparties to be in compliance with the IRS requirements. The Fund will no longer pursue this strategy and references to the strategy will be removed from the prospectus.

The Funds’ investment adviser has represented that is such a strategy is implemented in the future, additional disclosures regarding the Funds’ holdings, likely on a monthly basis, will be made available on the Funds’ website.

Comment 36:

Under the heading "Management, Organization & Capital Structure," under the subheading "The Adviser," you noted that pursuant to Item 10(a)(1)(ii)(a), the Registrant is required to disclose, as a percentage of Fund assets, the fee earned by the Fund's investment adviser.

Response 36:  The requested changes have been made.

Financial Highlights

Comment 37:

You noted that the staff of the Accounting branch requested the line items in the Fund's financial highlights be revised to reflect the heading required under Regulation SX.

Response 37: The requested changes to the headings in the Financial Highlights will be addressed on a going forward basis starting with the Fund’s next semi-annual report.  The information included in the filing reviewed by the Staff comes from the Fund’s audited financial statements which have already been filed and distributed to shareholders.

STATEMENT OF ADDITIONAL INFORMATION

Comment 38:

Under the heading "Trustees and Executive Officers," in the chart detailing information about the Trustees, in the last column, you requested the Registrant add "for the last 5 years" to the heading of the column.

Response 38:

The requested change has been made.

Comment 39:

Under the heading "Trustees and Executive Officers," under the subheading "Leadership Structure of Board of Trustees," in the second paragraph, you requested that the Registrant include additional information about why the Board feels the current leadership structure is appropriate.

Response 39:  The requested changes have been made.

Comment 40:

Under the heading "Trustees and Executive Officers," under the subheading "Leadership Structure of Board of Trustees," in the third paragraph, you requested that the Registrant provide additional disclosure regarding the special qualities each Trustee brings to the Board in accordance with Item 17(b)(10) of Form N-1A.

Response 40:  The requested changes have been made.

Comment 41:

Under the heading "Trustees and Executive Officers," under the subheading "Leadership Structure of Board of Trustees," under each of the Trustees, where there is disclosed prior experience with mutual funds, you requested the Registrant provide more detail about such experience.

Response 41:

The requested changes have been made.

The Trust has authorized us to acknowledge on its behalf that:

●

The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

●

Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call the undersigned at 513-352-6546.

Very truly yours,

/s/ Marc L. Collins

Marc L. Collins